04046019

Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

SUPPL

RECEIVED NOV 05 2004

3rd November 2004

Dear Sir/Madam

Re Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres Plc - RNS Announcement – 01/11/04
2. The Cutomer Equity Company Limted – Report and Accounts for the year ending 31 December 2003 – Reg no. 4049251
3. Taylor Nelson Sofres Interntional Limited – Report and Accounts for the year ending 31 December 2003 – Reg no. 1953112

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith by stamping the enclosed copy of this letter and returning it to us in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens
Enc.

PROCESSED
NOV 09 2004
THOMSON FINANCIAL

11/9

F:\Users\CompanySecretarial 040101\Plc\Letters\041103 - (Securities & Exchange Commission)(RNS Announcement)(Report & Accounts 2003).doc

Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

3rd November 2004

Dear Sir/Madam

Re Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres Plc - RNS Announcement – 01/11/04
2. The Cutomer Equity Company Limted – Report and Accounts for the year ending 31 December 2003 – Reg no. 4049251
3. Taylor Nelson Sofres Interntional Limited – Report and Accounts for the year ending 31 December 2003 – Reg no. 1953112

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith by stamping the enclosed copy of this letter and returning it to us in the enclosed self-addressed envelope.

Yours faithfully

J M Stevens

Jackie Stevens
Enc.

London STOCK EXCHANGE

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7220E	Taylor Nelson Sofres PLC	Blocklisting Interim Review		Released	17:10 1 Nov 04			Replace
5784E	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	11:40 28 Oct 04			Replace
4967E	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	15:36 26 Oct 04			Replace
4505E	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	16:11 25 Oct 04			Replace
2461E	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	17:02 19 Oct 04			Replace
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status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Blocklisting Interim Review		17:10 1 Nov 04		

Full Announcement Text

BLOCK LISTING SIX-MONTHLY RETURN

AVS No:

1.	Name of company:	Taylor Nelson Sofres plc
2.	Name of scheme:	Taylor Nelson Sofres plc 1989 Savings Related Share Option Scheme
3.	Period of return:	1 May 2004 to 31 October 2004
4.	Number and class of share(s) (amount of stock/debt security) already listed but not issued under scheme:	895,557
5.	Number of shares issued/allotted under scheme during period:	368,989
6.	Balance under scheme not yet issued/allotted	

	at end of period:	526,568
7.	Any other relevant information: e.g. date shares originally listed	

Please confirm total number of shares in issue at the end of the period in order for us to update our records.

446,020,345

at 31 October 2004

Contact for queries:	Ian Portal Group Company Secretary +44 (0)208-967 2196	Address:	Taylor Nelson Sofres plc TNS House Westgate London W5 1UA

Person making return:

Name: Ian Portal

Position: Group Company Secretary

Signature: ____________________

Date: ____________________

BLOCK LISTING SIX-MONTHLY RETURN

AVS No:

1.	Name of company:	Taylor Nelson Sofres plc
2.	Name of scheme:	Taylor Nelson Sofres plc 1999 Worldwide Employee Sharesave Plan (WESP)
3.	Period of return:	1 May 2004 to 31 October 2004
4.	Number and class of share(s) (amount of stock/debt security) already listed but not issued under scheme:	1,188,365
5.	Number of shares issued/allotted under scheme during period:	634,999
6.	Balance under scheme not yet issued/allotted at end of period:	553,366
7.	Any other relevant information: e.g. date shares originally listed	

Please confirm total number of shares in issue at the end of the period in order for us to update our records.

446,020,345

at 31 October 2004

Contact for queries: Ian Portal
Group Company Secretary
+44 (0)208-967 2196

Address: Taylor Nelson Sofres plc
TNS House
Westgate
London W5 1UA

Person making return:

Name: Ian Portal

Position: Group Company Secretary

Signature: ____________________

Date: ____________________

BLOCK LISTING SIX-MONTHLY RETURN

AVS No:

1.	Name of company:	Taylor Nelson Sofres plc
2.	Name of scheme:	Taylor Nelson Sofres plc **1994** Executive Share Option Scheme; and Taylor Nelson Sofres plc **2001** Executive Share Option Plan
3.	Period of return:	1 May 2004 to 31 October 2004
4.	Number and class of share(s) (amount of stock/debt security) already listed but not issued under scheme:	4,856,040
5.	Number of shares issued/allotted under scheme during period:	445,452
6.	Balance under scheme not yet issued/allotted at end of period:	4,410,588
7.	Any other relevant information: e.g. date shares originally listed	

Please confirm total number of shares in issue at the end of the period in order for us to update our records.

446,020,345

at 31 October 2004

Contact for queries: Ian Portal, Group Company Secretary

Address: Taylor Nelson Sofres plc
TNS House
Westgate

+44 (0)208-967 2196 London W5 1UA

Person making return:

Name: Ian Portal

Position: Group Company Secretary

Signature: ____________________

Date: ____________________

END

status list

The Customer Equity Company Limited

Report and accounts

for the year ending

31 December 2003

Reg No 4049251

The Customer Equity Company Limited

Report and accounts

For the year ending 31 December 2003

The Customer Equity Company Limited

Directors' report

For the year ending 31 December 2003

The directors present their report together with the audited financial statements for the year ended 31 December 2003.

Principal activities, business review and future developments

The company's principal activity is market research activities. Both the level of business and the period end financial position were satisfactory and the directors expect that the present level of activity will be sustained.

Results and dividends

The result for the year is set out in the profit and loss account on page 6. The directors paid a dividend for the year of £500,000 (2002: £295,000).

Directors

The directors of the company during the period to 31 December were as follows:

HW Baren Blatt	(South Africa)
AR Lancefield	(South Africa)
JH Hofmeyr	(South Africa)
BL Merret	(Australia)
AJYM de Conde	(France)
DS Lowden	(United Kingdom)
EF Hoefling	(United Kingdom)
PSK Wright	(United Kingdom)
TJ Richards	(United Kingdom)
I Portal (Company Secretary)	(United Kingdom)

Directors' interests in shares of the company

No directors had any interests in shares of the company at any time during the year.

Mr DS Lowden is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interest in the shares of Taylor Nelson Sofres plc is disclosed in the directors' report of that company.

Mr EF Hoefling holds 500 (2002: 500) ordinary shares of 5p each in the ultimate parent undertaking Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr PSK Wright holds 5,206 (2002: 5,206) ordinary shares of 5p each in the ultimate parent undertaking Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

The other directors had no interests in the shares of the company or any other company within the Taylor Nelson Sofres plc group.

Auditors

A resolution to re-appoint PricewaterhouseCoopers LLP will be proposed at the annual general meeting.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that year. The directors are required to prepare financial statements on a going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

Ian Portal

Company Secretary
TNS House
Westgate, London W5 1UA
Date 26 OCTOBER 2004

The Customer Equity Company Limited

Independent auditors' report to the members of The Customer Equity Company Limited

For the year ended 31 December 2003

We have audited the financial statements which comprise the profit and loss account, the balance sheet and the related notes which have been prepared under the historical cost convention and the accounting policies set out on pages 8 to 9.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities on page 3.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

The Customer Equity Company Limited

Independent auditors' report to the members of The Customer Equity Company Limited

For the year ended 31 December 2003

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2003 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
Date 28 October 2004

The Customer Equity Company Limited

Profit and loss account

For the year ended 31 December 2003

	Notes	2003	2002
		£	£
Turnover	2	**1,050,312**	802,827
Cost of sales		-	-
Gross profit		**1,050,312**	802,827
Administrative expenses		**(490,389)**	(453,919)
Operating profit		**559,923**	348,908
Interest receivable	5	**43,358**	30,641
Interest payable		(32)	(71)
Profit on ordinary activities before taxation	3	**603,249**	379,478
Taxation on profit on ordinary activities	6	**(180,761)**	(114,057)
Profit on ordinary activities after taxation		**422,488**	265,421
Dividends	7	**(500,000)**	(295,000)
Retained (loss) for the year		(77,512)	(29,579)

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the profit on ordinary activities before tax and the retained loss for the period stated above and their historical cost equivalents.

There were no discontinued activities during the period.

The Customer Equity Company Limited

Balance sheet

As at 31 December 2003

	Notes	2003	2002
		£	£
Fixed assets			
Intangible fixed assets	8	**2,035,271**	2,336,787
		2,035,271	2,336,787
Current assets			
Debtors: Amounts falling due within one year	9	**2,702,024**	2,508,564
Cash at bank and in hand		**79,250**	50,553
		2,781,274	2,631,117
Creditors: Amounts falling due within one year	10	**(1,269,080)**	(1,366,956)
Net current assets		**1,512,194**	1,264,161
Total assets less current liabilities		**3,547,465**	3,600,948
Provisions for liabilities and charges	11	**(267,131)**	(243,102)
Net assets		**3,280,334**	3,357,846
Capital and reserves			
Called up share capital	12	**8**	8
Share premium	13	**3,253,970**	3,253,970
Profit and loss account	13	**26,356**	103,868
Equity shareholders' funds	14	**3,280,334**	3,357,846

The financial statements on pages 6 to 16 were approved by the board of directors on 26 October 2004 and were signed on its behalf by:

EF Hoefling
Director

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the principal accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Cash flow statement

The company falls within the small company criteria as defined by the accounting standards. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 from publishing a cash flow statement.

Revenue recognition

Revenue arising from services and royalties is recognised on an accruals basis in accordance with the substance of the relevant agreements.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are charged or credited to the profit and loss account.

Intangible fixed assets

Expenditure on acquired patents, trademarks and licenses is capitalised and amortised using the straight-line method over their useful lives, generally over 20 years. Intangible assets are not revalued. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment.

Principal accounting policies (continued)

Deferred tax

Provision is made for deferred taxation on all material timing differences to the extent that it is probable that a liability or asset will crystallise. The provision is calculated on the liability method at the rates of taxation likely to be in force at the time of reversal of the timing differences.

Debtors

Debtors are carried at anticipated realisable value. An estimate is made for doubtful debts based on a review of all outstanding amounts at the period-end. Bad debts are written off during the period in which they are identified.

Provisions

Provisions are recognised when the company has a present legal or constructive obligation as a result of past events, where it is probable that an outflow of resources embodying economics benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The Customer Equity Company Limited

Notes to the financial statements (continued)

For the year ending 31 December 2003

2 Segmental Analysis

The geographical analysis of turnover and the split between internal and external sales are as follows:

	2003	2002
	£	£
Americas	-	636
Asia Pacific	**7,213**	10,425
Australia	**61,072**	38,171
Europe	**982,027**	753,595
	1,050,312	802,827
External Sales	**89,995**	69,163
Internal Sales	**960,317**	733,664
	1,050,312	802,827

3 Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after charging:

	2003	2002
	£	£
Amortisation of intangible assets	**301,516**	301,515
Foreign exchange gain	**(49,543)**	(44,724)
Auditors' remuneration for audit services	**658**	1,716
Management fees (note 15)	**236,411**	189,162

The Customer Equity Company Limited

Notes to the financial statements (continued)

For the year ending 31 December 2003

4 Directors' emoluments

The company has no employees except for its directors, who receive no remuneration for their services.

5 Interest receivable

	2003	2002
	£	£
Interest received on inter-company loan	**42,575**	30,050
Bank deposit interest	**783**	591
	43,358	30,641

6 Taxation on profit on ordinary activities

	2003	2002
	£	£
Current tax		
UK corporation tax on profits of the period	**156,946**	51,867
Adjustment in respect of previous periods	**(214)**	(180,912)
Total current tax	**156,732**	(129,045)
Deferred tax		
Origination and reversal of timing differences (ACA and other)	**24,029**	62,190
Adjustment in respect of previous periods	**-**	180,912
Total deferred tax	**24,029**	243,102
Tax on profit on ordinary activities	**180,761**	114,057

The tax assessed for the period is lower than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2003	2002
	£	£
Profit on ordinary activites before tax	**603,249**	379,478
Profit on ordinary activities multiplied by standard rate tax in the UK 30% (2002:30%)	**180,975**	113,843
Effects of:		
Withholding tax	-	214
Accelerated capital allowances and other timing differences	**(24,029)**	(62,190)
Adjustments to tax charge in respect of prior periods	**(214)**	(180,912)
Current tax charge for the period	**156,732**	(129,045)

7 Dividends

	2003	2002
	£	£
Final proposed dividend	**500,000**	295,000

8 Intangible fixed assets

	Intellectual property rights
	£
Cost	
At 1 January 2003	3,015,203
Additions	-
At 31 December 2003	**3,015,203**
Amortisation	
At 1 January 2003	678,416
Charge for the period	301,516
At 31 December 2003	**979,932**
Net Book Value	
At 31 December 2003	**2,035,271**
At 31 December 2002	2,336,787

9 Debtors: Amounts falling due within one year

	2003	2002
	£	£
Amounts due from shareholders	**1,757,622**	2,060,040
Amounts due from fellow group undertakings	**527,984**	271,268
Trade debtors	**372,418**	108,765
Other Debtors	**44,000**	10,755
Corporation tax	**-**	129,736
	2,702,024	2,508,564

The Customer Equity Company Limited

Notes to the financial statements (continued)

For the year ending 31 December 2003

10 Creditors: Amounts falling due within one year

	2003	2002
	£	£
Amounts owed to shareholders	**704,296**	1,058,681
Corporation tax	**62,830**	-
Other creditors	**500,000**	306,559
Accruals	**1,954**	1,716
	1,269,080	1,366,956

11 Provisions for liabilities and charges

	Deferred tax	Total
	£	£
At 1 January 2003	243,102	**243,102**
Created in year - current	24,029	**24,029**
At 31 December 2003	**267,131**	**267,131**

12 Called up share capital

	2003	2002
Authorised		
1000 ordinary shares of £1 each	**1,000**	1,000
Allotted, called up and fully paid		
8 ordinary shares of £1 each	**8**	8

13 Reserves

	Share capital	Share premium	Profit and loss account
	£	£	£
At 1 January 2003	8	3,253,970	103,868
Retained profit for the year	-	-	(77,512)
At 31 December 2003	**8**	**3,253,970**	**26,356**

14 Reconciliation of movements in shareholders' funds

	2003	2002
	£000	£000
Profit for the year	**422,488**	265,421
Dividends	**(500,000)**	(295,000)
	(77,512)	(29,579)
Opening shareholders' funds	**3,357,846**	3,387,425
Closing shareholders' funds	**3,280,334**	3,357,846

15 Related Party Transactions

The Customer Equity Company Limited has related party transactions, as defined by Financial Reporting Standard 8, with a number of other companies, the details are as follows:

Shareholders

The company paid management fees for the year of £2,700 (2002: £8,730) to TNS Services Limited, a fellow group undertaking. At 31 December 2003, the company owed TNS Services Limited £7,586 (2002: £13,616) and Research Surveys (Pty) Ltd, the owner of 25% of the company equity, £696,710 (2002: 1,045,065).

At 31 December 2003, Taylor Nelson Sofres Plc owed the company £1,757,622 (2002: £2,060,040).

Fellow subsidiaries

The company paid management fees of £233,711 (2002: £180,432) to The Customer Equity Company SA (Pty) Ltd for the period. At 31 December 2003, the company was owed £527,984 (2002: £271,268).

The company also had general trading with fellow subsidiaries as follows:

	Total sales for period	Balance Outstanding at 31 December 2003
TNS UK Ltd	960,317	347,556
	960,317	**347,556**

The above transactions were undertaken at arm's length on normal commercial terms.

16 Ultimate parent undertaking

The company is a 75% owned subsidiary of Taylor Nelson Sofres BV, a wholly owned subsidiary of Taylor Nelson Sofres Plc. The ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres Plc registered in England and Wales.

Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, TNS House, Westgate, London W5 1UA.

Taylor Nelson Sofres International Limited

Report and accounts

for the year ended

31 December 2003

Reg No 1953112

Taylor Nelson Sofres International Limited

Report and accounts

For the year ended 31 December 2003

Taylor Nelson Sofres International Limited

Directors' Report

For the year ended 31 December 2003

The directors present their report with the audited financial statements for the year ended 31 December 2003.

1 Principal activities, business review and future developments

The company continues to act as an investment holding company. Both the level of business and the year end financial position were satisfactory, and the directors expect that the present level of activity will be sustained for the foreseeable future.

2 Results and dividends

The profit and loss account for the year is set out on page 6. The directors do not recommend payment of a dividend (2002 - £11,805,308).

3 Directors

The directors who held office during the year are listed below:

A B Cowling (Chairman) (resigned 6 September 2004)
M A Kirkham
E F Hoefling (appointed 19 January 2004)
A K Boland (appointed 6 September 2004)

4 Directors' interests in shares of the company

No directors had any interests in shares of the company at any time during the year.

Mr Cowling and Mr Kirkham are directors of the ultimate parent undertaking, Taylor Nelson Sofres plc and their interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

Taylor Nelson Sofres International Limited

Directors' report (continued)

For the year ended 31 December 2003

5. Auditors

A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting.

6. Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

Ian Portal
Company Secretary
TNS House
Westgate, London W5 1UA
~~March 2004~~
29 October 2004

Taylor Nelson Sofres International Limited

Independent auditors' report to the members of Taylor Nelson Sofres International Limited

For the year ended 31 December 2003

We have audited the financial statements which comprise the profit and loss account, the balance sheet and related notes which have been prepared under the historical cost convention and the accounting policies set out on page 8.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities on page 3.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom auditing standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Independent auditors' report to the members of Taylor Nelson Sofres International Limited (continued)

For the year ended 31 December 2003

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2003 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
29 October 2004

Taylor Nelson Sofres International Limited

Profit and Loss account

For the year ended 31 December 2003

	Notes	2003	2002
		£000	£000
Administration costs		2,182	(153)
Operating profit / (loss)	2	2,182	(153)
Income from fixed asset investments		90	9,801
Interest receivable and similar income	3	4,199	6,366
Interest payable	4	(2,705)	(2,548)
Profit on ordinary activities before taxation		3,766	13,466
Taxation on profit on ordinary activities	7	-	(1,725)
Profit for the year		3,766	11,741
Dividends	8	-	(11,805)
Retained profit / (loss) for the year		3,766	(64)

Statement of total recognised gains and losses

	2003	2002
	£000	£000
Profit for the year	3,766	11,741
Exchange adjustments offset in reserves	385	1,175
Tax on exchange adjustments offset in reserves	-	1,725
Total recognised gains and losses relating to year	4,151	14,641

There is no difference between the profit on ordinary activities before tax and the retained profit for the year stated above and their historical cost equivalents.
There were no discontinued activities during the year (2002 - £nil).

Taylor Nelson Sofres International Limited

Balance sheet

As at 31 December 2003

	Notes	2003	2002
		£000	£000
Fixed assets			
Investments	9	**626,996**	507,332
Current assets			
Debtors	10	**156**	700
Cash at bank		**4,990**	17,875
Creditors: amounts falling due within one year	11	**(619)**	(619)
Net current assets		**4,527**	17,956
Creditors: amounts falling due after more than one year	12	**(344,071)**	(241,987)
Net assets		**287,452**	283,301
Capital and reserves			
Called up share capital	13	**24,215**	24,215
Share premium account	14	**240,912**	240,912
Exchange reserve	14	**743**	358
Profit and loss reserve	14	**21,582**	17,816
Equity shareholders' funds	15	**287,452**	283,301

The financial statements on pages 6 to 13 were approved by the board of directors on 29 October 2004 and were signed on its behalf by:

-A K Bowland

Director

Taylor Nelson Sofres International Limited

Notes to the financial statements

For the year ended 31 December 2003

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of preparation
The financial statements present information about the company as an individual undertaking and not about its group. No consolidated accounts have been prepared as the company is a wholly owned subsidiary of Taylor Nelson Sofres Plc, a company registered in England and Wales.

Basis of accounting
The financial statements have been prepared under the historical cost convention.

Foreign currencies
Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account except for foreign exchange differences arising on the re-translation of overseas investments net of differences arising on re-translation of loans used to finance those investments which are dealt with through reserves.

Deferred tax
Provision is made for deferred taxation on all material timing differences to the extent that it is probable that a liability or asset will crystallise. The provision is calculated on the liability method at the rates of taxation likely to be in force at the time of reversal of the timing differences.

Fixed Asset investments
Fixed asset investments are stated at cost less provision for any impairment in the value of investments.

Cash flow statement
The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and the cash flows of the company are included in the consolidated group cash flow statement. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (Revised) from publishing a cash flow statement.

2 Operating profit

Auditors' remuneration in respect of the years ended 31 December 2003 and 31 December 2002 has been borne by a fellow group undertaking, Taylor Nelson UK Ltd (formerly TNS Group Ltd).

Operating profit is stated after crediting £2,694,000 of foreign exchange gains on the retranslation of amounts owed to fellow group undertakings falling due after one year.

3 Interest receivable and similar income

	2003	2002
	£000	£000
Bank interest	**717**	258
Intercompany loan interest	**3,482**	6,108
	4,199	6,366

4 Interest payable

	2003	2002
	£000	£000
Bank interest	48	6
Intercompany loan interest	2,657	2,542
	2,705	2,548

5 Employee information

The average monthly number of persons employed by the company during the year was nil (2002: nil).

6 Directors' remuneration

The directors received no remuneration for their services in the year (2002- £nil).

7 Taxation on profit on ordinary activities

	2003	2002
	£000	£000
UK corporation tax on profit for the year	-	1,725
Total current tax	-	1,725

The tax for the period varies from then the standard rate of corporation tax in the UK (30%) (2002:30%). The differences are explained below:

	2003	2002
Profit on ordinary activities before tax	3,766	13,466
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2002: 30%)	1,130	4,040
Effects of:		
Expenses not deductible for tax purposes	95	5
Double taxation relief	(5)	(2,940)
Tax losses (claimed from)/surrendered to other group companies for nil consideration	(1,220)	620
Current tax charge	-	1,725

Note that a tax charge of £1,003,000 corresponding to the equal and opposite tax credit dealt with in reserves has not been included in the reconciliation above for the reasons set out in Note 14.

8 Dividends

	2003	2002
	£000	£000
Interim dividend	-	11,805
Final dividend	-	-
	-	11,805

9 Fixed asset investments

	Long term loans to group undertakings	Interests in subsidiary undertakings	Total
Cost	**£000**	**£000**	**£000**
At 1 January 2003	217,660	291,166	508,826
Additions	42,075	77,204	119,279
Foreign exchange adjustment	(3,344)	3,729	385
At 31 December 2003	**256,391**	**372,099**	**628,490**
Provisions against investments			
At 1 January 2003	(698)	(796)	(1,494)
Amounts written off investments	-	-	-
At 31 December 2003	(698)	(796)	(1,494)
Net book value			
At 31 December 2003	**255,693**	**371,303**	**626,996**
At 31 December 2002	216,962	290,370	507,332

In the opinion of the directors the value of the interests in group undertakings is not less than that stated in the relevant balance sheets.

Details of the principal investments in which the company holds more than 20% of the nominal value of any class of share capital, all of which is represented by ordinary shares, are set out below.

Subsidiary undertakings	Country of Incorporation	Ownership %	
		2003	2002
Taylor Nelson Sofres BV	Netherlands	**100**	100
TNS Overseas Holdings (Zeta) Ltd	UK	**26**	26
OBOP	Poland	**60**	60
TNS Nectar Inc	USA	**100**	-
NFO Europe Beteiligungs GmbH	Germany	**100**	-

Taylor Nelson Sofres BV and Taylor Nelson Overseas Holdings (Zeta) Ltd are holding companies. The principal activity of OBOP is the provision of market information.

The other 74% of the share capital of TNS Overseas Holdings (Zeta) Limited is owned by Taylor Nelson Sofres BV.

TNS International formed TNS Nectar Inc on 10th July 2003 and paid $80m in consideration for the company's share capital.

TNS International subscribed for 1 new share in NFO Europe Beteiligungs GmbH for a value of Euro 40,012,900 on 23rd of December 2003.

The company is exempt from the obligation to prepare and deliver consolidated financial statements under section 228 of the Companies Act 1985.

10 Debtors

	2003	2002
	£000	£000
Other debtors	**156**	700
	156	700

11 Creditors: Amounts falling due within one year

	2003	2002
	£000	£000
Corporation tax	**619**	619
	619	619

12 Creditors: Amounts falling due after more than one year

	2003	2002
	£000	£000
Amounts owed to parent undertakings	**127,385**	141,244
Amounts owed to other group undertakings	**216,686**	100,743
	344,071	241,987

Loans from other group undertakings attract interest ranging from 3 to 8 %. Loans from parent undertakings do not attract any interest.

13 Called up share capital

	2003	2002
	£000	£000
Authorised		
100,002,371 (2001: 100,002,371) ordinary shares of £1 each	100,002	100,002
Allotted, called up and fully paid		
24,215,301 (2002: 24,215,301) ordinary shares of £1 each	24,215	24,215

14 Reserves

	Share premium account	**Profit and loss reserve**	**Exchange reserve**	**Total**
	£000	£000	£000	£000
At 1 January 2003	240,912	17,816	358	259,086
Exchange movement on retranslation of investments	-	-	385	385
Retained profit for the year	-	3,766	-	3,766
At 31 December 2003	**240,912**	**21,582**	**743**	**263,237**

The tax credit of £1,003,000 on the £3,344,000 of exchange losses on long term loans to group undertakings (see note 9) dealt with in reserves, has not been recognised since it has been group relieved to a fellow UK subsidiary undertaking for no consideration. For this reason, no equal and opposite tax charge has been presented in the current tax line in the profit and loss account reconciled in Note 7.

15 Reconciliation of movements in shareholders' funds

	2003	2002
	£000	£000
Profit for the year	3,766	11,741
Dividends	-	(11,805)
	3,766	(64)
Other recognised gains and losses relating to the year (net)	385	2,900
Opening shareholders' funds	283,301	280,465
Closing shareholders' funds	**287,452**	283,301

16 Related party transactions

Taylor Nelson Sofres International Limited is a wholly owned subsidiary of Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available. Consequently, the company is exempt under the terms of FRS 8 from disclosing transactions with companies that are part of the group or investees of the group that qualify as related parties.

17 Guarantees and contingencies

Bank loans and credit facilities of the Taylor Nelson Sofres group have been jointly and severally guaranteed by the company. On 10 July 2003 old facilities were terminated and replaced by facilities under which the maximum liabilities which could arise at the balance sheet date are £490m (2002 £250m). At 31 December 2003, amounts outstanding were £400.9m (2002 £199.7m). The shares of Taylor Nelson Sofres BV and Integres Holdings BV, subsidiary undertakings, have been pledged as security in relation to these arrangements.

18 Ultimate parent undertaking

The immediate and ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, TNS House, Westgate, London W5 1UA.